Tidelands Oil & Gas Corporation
                                 P.O.Box 270234
                            Corpus Christi, TX 78247
                               Tel.(361) 241-7748
                               Fax (360) 241-5292

March 7, 2001

Jennifer Bowes
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549       VIA EDGAR AND FACSIMILE TRANSMISSION
                             ------------------------------------
                             (202) 942-9528

     Re:  Tidelands Oil & Gas Corporation
          Withdrawal of Registration Statement on Form SB-2
          File No. 333-52784


Ladies and Gentlemen:

     Tidelands Oil & Gas Corporation (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-52784), originally filed with the Securities and Exchange Commission on December 27, 2000.

     The Company requests this withdrawal because Swartz Private Equity has proposed amending the agreements which formed the basis for this registration statement.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact the undersigned at
(361) 241- 2242.

Sincerely,


/s/ Michael Ward
----------------
Michael Ward
President